

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 2, 2015

<u>Via Email</u>
Mr. Philip R. Mays
Chief Financial Officer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, NY 11050

> **Re: Cedar Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-31817**

Dear Mr. Mays:

We have reviewed your November 10, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2015 letter.

Form 10-K for the year ended December 31, 2014

Consolidated Statements of Operations, page 51

1.   We note your response to comment 1. It appears that the properties sold in 2014 were components of an entity (Cedar Realty Trust) as defined in the Master Glossary, and are therefore scoped out of ASC 360-10-45-5. In that regard, please tell us why you believe it is appropriate to classify these gains within operating income. Within your response, please refer to Rule 5-03 of Regulation S-X and any additional authoritative accounting literature management relied upon.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities